Olin Corporation
190 Carondelet Plaza, Suite 1530
Clayton, Missouri 63105-3443
(314) 480-1400

April 27, 2010

Via EDGAR and Facsimile

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Olin Corporation – Form S-3/A
(File No. 333-101029) (CIK: 0000074303)

Ladies and Gentlemen:

In accordance with Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Olin Corporation (the “Company”) hereby requests withdrawal of its Amendment to Registration Statement on Form S-3/A (File No. 333-101029) (the “Amendment”), that was filed with the Securities and Exchange Commission (the “Commission”) on April 26, 2010.  The Company requests withdrawal of the Amendment because it was coded with the wrong Edgar submission type code.  The Company will immediately after this filing be resubmitting its filing as a Post-Effective Amendment to the Registration Statement on Form S-3 (File No. 333-101029), that was originally filed with the Commission on November 5, 2002 and amended and declared effective on December 20, 2002 using the correct Edgar submission type.

If you have any questions with respect to this request, please call Mary Anne O’Connell of the law firm of Husch Blackwell Sanders LLP at (314) 480-1715.

Sincerely,

OLIN CORPORATION

By: /s/ George H. Pain
George H. Pain
Vice President, General Counsel and Secretary